
November 2, 2012

<u>Via E-mail</u>
Ms. Sarocha Hatthasakul
Chief Financial Officer
Intelligent Communication Enterprise Corporation
75 High Street
Singapore 179435

Re: Intelligent Communication Enterprise Corporation
Form 10-K for the year ended December 31, 2011
Filed on April 16, 2012
Response dated November 1, 2012
File No. 0-10822

Dear Ms. Hatthasakul:

     We have reviewed your response letter dated November 1, 2012 and have the following comments. As noted in our letter dated August 28, 2012 we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed on October 26, 2012</u>

<u>Item 9.01 Financial Statements and Exhibits</u>

1. We note you have included various sets of financial statements in your amendment. In this regard please revise your document to include audited financial statements of GIM, English version only, for the two most recent fiscal years and the latest required interim period (unaudited) that precedes the acquisition and the corresponding interim period of the preceding year (unaudited). The audited financial statements should follow the respective auditor's report. Also please exclude the reports prepared to accompany the income tax return.

2. We note your statement that you are including the financial statements of Asian Integrated Media (PHILS.) Ltd and affiliate of GIM because its operations were subsequently transferred to a subsidiary of GIM as a result of the acquisition. Tell us how GIM was affiliated to Asian Integrated Media ((PHILS.)Ltd and how the transfer was accounted for.

3. We might have additional comments upon compliance with the comments above.

Please file all correspondence over EDGAR. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director